Exhibit 99.1

ASX Announcement	31 July 2017

ASX Code: SEA

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone: +61 8 8363 0388   Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED

QUARTERLY ACTIVITIES REPORT

Sundance produced approximately 6,600 boe/d during the quarter and has averaged 6,700 boe/d during 2017, ahead of its expectations for the quarter due to better than expected well results on its 2017 drilling program and improved productivity from legacy wells. In July 2017, Sundance brought six wells online in McMullen County which has brought total Company production in late July to over 10,500 net boe/d. While the Company does not expect to maintain these production levels consistently for the remainder of the year due to normal declines and planned shut-ins for future completions, it is an important milestone for the Company’s total production base.

Subsequent to quarter end the Company entered into a US$30,000,000 revenue advance facility with Vitol, Inc., part of The Vitol Group which is one of the largest independent energy trading groups in the world. Oil is priced at market plus or minus any gain or loss on hedging. The revenue advance is repaid through the delivery of oil production at the rate of $20 per gross barrel in Q4 2017 and $25 per gross barrel in Q1 of 2018. The facility may be extended by mutual agreement of the parties.

During the quarter the Company completed its 13 well 2017 drilling program. The Company completed 6 wells during the quarter and had 3 completions in progress at the end of the quarter. Three wells began production during the quarter and six wells, the three well Teal-Hoskins pad and the three well Libersat pad with total completed lateral length of 48,279’, began production in July 2017.

As of the date of this report, the Company has four drilled but uncompleted wells awaiting completion in McMullen and Atascosa County that are scheduled for completion in early Q4 2017 and will complete the Company’s 14 well 2017 completion program.

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Well Name	County	SEA Working Interest	SEA Net Revenue Interest	Completed Lateral Length	% Oil**	Peak 24- Hour (boe/d)	30-Day (boe/d)	60-Day (boe/d)	90-Day (boe/d)
Peeler EFS 11HD	Atascosa	100%	75%	9050’	92%	1,059	764	760	734
Woodward EFS 4HB	McMullen	100%	85%*	7630’	55%	1,348	954	1,092	n/a
Red Ranch EFS 32HC	Dimmit	100%	75%	7340’	75%	1,131	822	902	n/a
Shook EFS 11HU	Dimmit	100%	70%	7400’	74%	742	610	545	n/a
Teal Hoskins A EFS 2HU	McMullen	100%	75%	8842’	90%	1,607	n/a	n/a	n/a
Teal Hoskins EFS 1H	McMullen	100%	75%	9245’	91%	1,864	n/a	n/a	n/a
Teal Hoskins B EFS 4H	McMullen	100%	75%	9366’	91%	1,505	n/a	n/a	n/a

*85% until payout and then 80%

**Based on the longest IP period

Grace Ford, COO, commented “our team has made good strides in understanding our Dimmit County asset as shown by the results of our two recent completions which produced oil almost 30 days sooner and achieved 30-day IP rates 350% higher than previous wells. In our McMullen area, we recently saw 24-hour results from our Teal-Hoskins pad average almost 1,400 barrels of oil and 1.1 million cubic feet of wet gas, matching some of our best wells to date. Importantly, initial results from the Teal-Hoskins 2HU, drilled in the upper-lower Eagle Ford, are outperforming our type curve and we will be closely monitoring its production profile over the coming months as we have 132 remaining locations targeting this zone.”

Eric McCrady, CEO, commented “our operations team’s focus on improving well performance has resulted in some of our best wells to date across our acreage position. The strong initial production results from the Teal-Hoskins and Liberstat pad, which began producing in early and late July respectively, have taken net production over 10,500 boe/d which is an important milestone for the Company. With four more wells drilled but not completed, our development program is on track with our expectations in 2017. Finalization of the Vitol agreement provides more than adequate liquidity to execute this year’s business plan and establishes a relationship with one of the leading international energy traders on favorable terms.”

Sundance plans to report second quarter 2017 financial results in connection with its half-yearly 2017 results in mid-September. A separate announcement will provide additional details on the release date and a conference call to review the results.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

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Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery  and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 June 2017

Consolidated statement of cash flows

			Year to date
		Current quarter	(6 months)
		$US’000	$US’000
1.	Cash flows from operating activities	23,308	48,833
1.1	Receipts from customers

1.2	Payments for
	(a) exploration & evaluation	(6,366)	(7,775)
	(b) development	(29,808)	(45,082)
	(c) production	(4,917)	(11,469)
	(d) staff costs	(2,002)	(3,809)
	(e) administration and corporate costs	(2,826)	(4,540)

1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid (1)	(60)	(5,878)
1.6	Income taxes refunded, net		3,896
1.7	Research and development refunds
1.8	Other (derivatives)	(234)	(1,124)
1.9	Net cash from / (used in) operating activities	(22,905)	(26,948)

(1) The Company made its second quarter Term Loan interest payment in July 2017.

2.	Cash flows from investing activities
2.1	Payments to acquire:
(a) property, plant and equipment
(b) tenements (see item 10)
(c) investments

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(6 months)
		$US’000	$US’000
	(d) other non-current assets	(300)	(399)

2.2	Proceeds from the disposal of:
	(a) property, plant and equipment
	(b) tenements (see item 10)	14,479	14,479
	(c) investments
	(d) other non-current assets

2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	14,179	14,080

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes
3.3	Proceeds from exercise of share options
3.4	Transaction costs related to issues of shares, convertible notes or options
3.5	Proceeds from borrowings	699
3.6	Repayment of borrowings		(250)
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material)
3.10	Net cash from / (used in) financing activities	699	(250)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	12,380	17,463
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(22,905)	(26,948)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	14,179	14,080
4.4	Net cash from / (used in) financing activities (item 3.10 above)	699	(250)

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(6 months)
		$US’000	$US’000
4.5	Effect of movement in exchange rates on cash held	(35)	(27)
4.6	Cash and cash equivalents at end of period	4,318	4,318

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	4,318	12,380
5.2	Call deposits
5.3	Bank overdrafts Other
5.4	(provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	4,318	12,380

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	206
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for salaries and fees paid to directors during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

+ See chapter 19 for defined terms

1 September 2016

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	192,000	191,500
8.2	Credit standby arrangements (2)		500
8.3	Other (please specify)
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)                                 Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn, including the letter of credit referenced in (2) below) and $125 million term loan ($125 million drawn). The interest rate on the credit facility ranged from 3.8%-8.2% for the quarter. The loans are secured by the Company’s oil and gas properties.

(2)                                 The Company has $0.5 million of letters of credit in place for the benefit of a third-party contractor. The letter of credit reduces the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for nextquarter
9.1	Exploration and evaluation	NIL
9.2	Development	42,000
9.3	Production	6,500
9.4	Staff costs	2,200
9.5	Administration and corporate costs	2,200
9.6	Other (provide details if material)	NIL
9.7	Total estimated cash outflows	52,900

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Anadarko Basin	Divested in May 2017	18,207	NIL
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Eagle Ford	Purchase of 3,200 net acres, net of a non-core divestiture and minor true-ups	42,804	45,545

+ See chapter 19 for defined terms

1 September 2016

Compliance statement

1                             This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                             This statement gives a true and fair view of the matters disclosed.

Sign here:	.	Date: 31 July 2017
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                          The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                          If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                          Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016